Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

						Nine Months Ended June 30, 2009
	Year Ended September 30,
(in thousands)	2004	2005	2006	2007	2008
Fixed Charges Computation
Interest expensed and capitalized (1)	$13,857	$49,043	$35,119	$29,671	$23,205	$24,083
Amortized premiums, discounts, and capitalized expenses related to indebtedness	6,031	10,634	2,843	5,318	2,773	4,436
Reasonable approximation of interest within rental expense	1,462	2,433	3,092	3,440	3,499	2,744

Total Fixed Charges and Preferred Equity Dividends	$21,350	$62,110	$41,054	$38,429	$29,477	$31,263

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$105,107	$163,808	$137,816	$59,236	$(161,874)	$(479,618)
Plus
Fixed charges	21,350	62,110	41,054	38,429	29,477	31,263
Minus
Interest capitalized	435	464	1,027	784	894	875

Total Earnings	$126,022	$225,454	$177,843	$96,881	$(133,291)	$(449,230)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	5.90	3.63	4.33	2.52	N/A *	N/A *

*	Total earnings for these periods were less than zero dollars. The deficiency of earnings to fixed charges for the year ended September 30, 2008 was $162.8 million and the deficiency of earnings to fixed charges for the nine months ended June 30, 2009 was $480.5 million.
(1)	Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.